Filed Pursuant to Rule 433

Registration Statement No. 333-137902

October 11, 2006

Deutsche Bank Capital Funding Trust VIII

Final Terms and Conditions as of October 11, 2006

Issuer:	Deutsche Bank Capital Funding Trust VIII
Securities:	Noncumulative Trust Preferred Securities
Guarantor:	Full and unconditional guarantees of Deutsche Bank AG on a subordinated basis as set forth in the preliminary prospectus supplement dated October 10, 2006
Size:	$600 million (24 million trust preferred securities)
Overallotment Option:	N/A
Expected Ratings:	A2/A/A+ (Moody’s/S&P/Fitch) (1)
Maturity Date:	Perpetual
Capital Payments / Distribution Rate:

6.375% per annum on the liquidation preference amount of $25 per trust preferred security. Distributions qualify as Qualified Dividend Income for U.S. investors as set forth in the preliminary prospectus supplement dated October 10, 2006

Type of Distributions:	Noncumulative
1st Coupon:	January 18th, 2007
Distribution Frequency:	Quarterly on the 18th of January, April, July and October
Optional Redemption:

At issuer’s option, on any distribution date on or after October 18th, 2011 in connection with redemption of underlying Class B preferred securities at $25 per trust preferred security or at any time in the event of a tax or regulatory event

Liquidation Preference Amount / Par:	$25 per trust preferred security
Trade Date:	October 11th, 2006
Settle:	October 18th, 2006 (T + 5)
Format:	SEC Registered
Clearing/Settlement:	DTC, including participants Euroclear and Clearstream
Initial Public Offering Price:	$25 per trust preferred security
Gross Spread:	3.15% Retail / 2.00% Institutional (2)

Joint-Leads:	Deutsche Bank Securities, Merrill Lynch & Co. (Physical Books), Citigroup and Wachovia Securities
Co-Managers:	Morgan Stanley and UBS Investment Bank
Expected Listing:	New York Stock Exchange
CUSIP/ISIN:	25153U204 / US25153U2042

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the trust preferred securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2) For sales in excess of $250,000 in aggregate liquidation preference amount per single purchaser.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Deutsche Bank toll free at 1-866-217-9821, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, UBS Securities LLC toll free at 1-888-722-9555 (attention Fixed Income Syndicate) or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.

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